FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 24th of October, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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Further to its Form 6-K (the "Previous Form 6-K") filed with the Securities and Exchange Commission on August 25, 2005, M-Systems Flash Disk Pioneers Ltd. ("M-Systems") announces that it has entered into purchase orders with several vendors for the purchase of equipment for an aggregate purchase price of approximately $100 million. Such equipment is expected to be shipped directly to Hynix Semiconductor Inc. ("Hynix") over the next three months, and shall be placed at Hynix`s manufacturing facility in return for guaranteed capacity and favorable purchasing terms for M-Systems, under the terms set forth in the Previous Form 6-K.

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	October 24, 2005	By:	/s/ Donna Gershowitz
General Counsel

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